Exhibit 99.1

TASEKO REPORTS IMPROVED COPPER PRODUCTION AND SECOND QUARTER 2023 FINANCIAL RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 87.5% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production and sales volumes stated in this release are on a 100% basis unless otherwise indicated.

August 2, 2023, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") reports second quarter 2023 Adjusted EBITDA* of $22 million, Earnings from mining operations before depletion and amortization* of $28 million and Cash flows provided by operations of $33 million. Adjusted net loss* was $4 million, or $0.02 per share.

Gibraltar produced 28 million pounds of copper and 230 thousand pounds of molybdenum in the second quarter. Copper production was 13% higher than the prior quarter as a result of higher grade, throughput and recoveries. Sales for the second quarter were 26 million pounds of copper (100% basis), slightly lower than the prior quarter, and also lower than second quarter production due to an increase of inventory in transit at the end of June.

Stuart McDonald, President and CEO of Taseko, commented “Mining operations are now well established in the lower benches of the Gibraltar pit, which have higher grades and larger, more consistent ore zones. Low mill availabilities had an impact on production in April and May, but in June and July we benefited from the softer ore in the Gibraltar pit and mill throughput averaged well above nameplate capacity. Copper production in June and July was 11 million pounds in each month. The Gibraltar pit will be the sole source of ore for the remainder of 2023. With increased copper production expected in the second half of the year we continue to track towards our original production guidance of 115 million pounds of copper (+/-5%).”

“Total site costs* at Gibraltar dropped by $7 million over the previous quarter due to lower diesel and other costs, although the impact of cost reductions was partially offset by lower molybdenum prices which reduced the by-product credit. Overall, unit operating costs dropped to US$2.66 per pound of copper produced, 10% lower than the first quarter, and is expected to decline further in the second half of the year as production increases.

Capital spending at Gibraltar was higher than normal in the quarter as work continued on the in-pit crusher relocation project and we completed a major component replacement on one of our mining shovels, at a cost of $10 million. Work on the in-pit crusher will wind down in the third quarter and the project will be completed in the second quarter of 2024 when the crusher is relocated,” added Mr. McDonald.

*Non-GAAP performance measure. See end of news release

Mr. McDonald concluded, “At Florence Copper, the Environmental Protection Agency (“EPA”) is advancing its process for the Underground Injection Control permit. Based on our latest dialogue with the EPA, we believe they are close to making a final permit decision. In the meantime, we continue to advance discussions with potential financing partners for the remainder of the project financing package, which could include a copper royalty and/or a small project loan. These transactions would complement the committed funding from Mitsui, Bank of America, and our revolving credit facility.”

Second Quarter Review

•	Second quarter earnings from mining operations before depletion and amortization* was $27.7 million, Adjusted EBITDA* was $22.2 million, and cash flows from operations were $33.3 million;
•	GAAP net income was $10.0 million ($0.03 per share) and Adjusted net loss* was $4.4 million ($0.02 loss per share) after normalizing for unrealized foreign exchange gains

•         Gibraltar produced 28.2 million pounds of copper for the quarter, a 13% improvement over the prior quarter as a result of improved grades, recoveries and mill throughput;

•         Copper head grades in the quarter were 0.24%, in line with expectations, as mining progressed deeper in the Gibraltar pit;

•         Gibraltar sold 26.1 million pounds of copper in the second quarter (100% basis) with sales lagging production due to an increase of inventory in transit at the end of June;

•         Total site costs* in the second quarter were $105.4 million on a 100% basis, $7.4 million lower than the previous quarter due to lower diesel, explosive and contractor services costs;

•	As a result of commodity price decreases in the quarter, the Company wrote-down lower grade ore stockpile inventory to net realizable values totalling $8.1 million (an impact of approximately $0.03 per share);
•	On June 28, 2023, the Company entered into a second amendment to its silver stream agreement with Osisko Gold Royalties Ltd. and received $13.6 million in exchange for increasing the payable silver from 75% to 87.5% and increasing the threshold delivery amount of silver for the additional mineral reserves published in 2022;

•         In June, the Company amended its revolving credit facility to increase the amount of credit approval of the facility from US$50 million to US$80 million with the addition of ING Capital LLC to the syndicate of lenders;

•	The Company had a closing cash balance of $86 million at June 30, 2023; and

•         The B.C. port labour strike in the first half of July 2023 did not have any impact on Gibraltar production but did restrict the mine’s ability to ship concentrate after the quarter end. The backlog of Gibraltar concentrate inventory is expected to be shipped in the second half of the year.

*Non-GAAP performance measure. See end of news release

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2023	2022	Change	2023	2022	Change
Tons mined (millions)	23.4	22.3	1.1	47.5	42.6	4.9
Tons milled (millions)	7.2	7.7	(0.5)	14.3	14.7	(0.4)
Production (million pounds Cu)	28.2	20.7	7.5	53.1	42.0	11.1
Sales (million pounds Cu)	26.1	21.7	4.4	52.7	49.1	3.6

Financial Data	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands, except for per share amounts)	2023	2022	Change	2023	2022	Change
Revenues	111,924	82,944	28,980	227,443	201,277	26,166
Earnings from mining operations before depletion and amortization*	27,664	7,221	20,443	68,803	49,994	18,809
Cash flows provided by operations	33,269	18,344	14,925	61,268	70,097	(8,829)
Adjusted EBITDA*	22,218	1,684	20,534	58,277	39,823	18,454
Net income (loss) (GAAP)	9,991	(5,274)	15,265	14,430	(179)	14,609
Per share – basic (“EPS”)	0.03	(0.02)	0.05	0.05	-	0.05
Adjusted net income (loss)*	(4,376)	(16,098)	11,722	712	(9,936)	10,648
Per share – basic (“adjusted EPS”)*	(0.02)	(0.06)	0.04	-	(0.03)	0.03

*Non-GAAP performance measure. See end of news release

REVIEW OF OPERATIONS

Gibraltar mine

Operating data (100% basis)	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Tons mined (millions)	23.4	24.1	22.9	23.2	22.3
Tons milled (millions)	7.2	7.1	7.3	8.2	7.7
Strip ratio	1.5	1.9	1.1	1.5	2.8
Site operating cost per ton milled (Cdn$)*	$13.17	$13.54	$13.88	$11.33	$11.13
Copper concentrate
Head grade (%)	0.24	0.22	0.22	0.22	0.17
Copper recovery (%)	81.9	80.7	83.4	77.1	77.3
Production (million pounds Cu)	28.2	24.9	26.7	28.3	20.7
Sales (million pounds Cu)	26.1	26.6	25.5	26.7	21.7
Inventory (million pounds Cu)	5.6	3.7	5.4	4.2	2.7
Molybdenum concentrate
Production (thousand pounds Mo)	230	234	359	324	199
Sales (thousand pounds Mo)	231	225	402	289	210
Per unit data (US$ per pound produced)*
Site operating costs*	$2.43	$2.94	$2.79	$2.52	$3.25
By-product credits*	(0.13)	(0.37)	(0.40)	(0.15)	(0.15)
Site operating costs, net of by-product credits*	$2.30	$2.57	$2.39	$2.37	$3.10
Off-property costs	0.36	0.37	0.36	0.35	0.37
Total operating costs (C1)*	$2.66	$2.94	$2.75	$2.72	$3.47

OPERATIONS ANALYSIS

Gibraltar produced 28.2 million pounds of copper for the second quarter, a 13% increase over the first quarter due to higher mill throughput, ore grade and recoveries. As mining progressed deeper into the Gibraltar pit, ore grade and consistency improved which will continue for the remainder of the year. Mill throughput was 7.2 million tons for the period and was lower than planned due to mill downtime for additional maintenance.

Copper head grades of 0.24% were higher than recent quarters and in line with management expectations as mining proceeds further into higher grade ore benches in the Gibraltar pit. Copper recoveries in the second quarter were 81.9% and improved with the increasing head grades.

A total of 23.4 million tons were mined in the second quarter in line with mine plan. The ore stockpiles increased by 0.7 million tons in the second quarter and 1.7 million tons of oxide ore from the Connector pit was placed on the heap leach pads. This oxide ore will be processed in future years when Gibraltar’s solvent extraction and electrowinning (“SX/EW”) plant is restarted.

*Non-GAAP performance measure. See end of news release

OPERATIONS ANALYSIS - CONTINUED

Total site costs* at Gibraltar of $105.4 million were $7.4 million lower than last quarter due to a number of factors including lower diesel fuel costs, purchased electricity, natural gas, explosives and contractor services.

Sustaining capital expenditures in the quarter were $20.4 million and included $10.4 million for a major component replacement on one of the shovels. Gibraltar capital expenditures will decrease in the second half of the year as preparatory work for the primary crusher move is completed and with less equipment component replacements expected.

Molybdenum generated a by-product credit of US$0.13 per pound of copper produced in the second quarter, which decreased significantly from the first quarter. The molybdenum price decreased from the first quarter’s average price of US$32.79 per pound to an average of US$21.30 per pound. This decreased molybdenum price also resulted in negative provisional price adjustments of $1.3 million in the second quarter.

Off-property costs per pound produced* were US$0.36 and were in line with recent quarters.

Total operating costs per pound produced (C1)* were US$2.66 for the second quarter, compared to US$3.47 in the same period in 2022 with key variances summarized in the bridge graph below:

GIBRALTAR OUTLOOK

The Gibraltar pit will continue to be the sole source of mill feed for the remainder of 2023 and head grade and ore quality are expected to be similar to Q2 for the remainder of the year.  Second quarter production was impacted by low mill availabilities in April and May, but in June and July milling operations benefited from the softer ore in the Gibraltar pit and mill throughput averaged well above nameplate capacity of 85,000 tpd. Copper production in June and July was 11 million pounds in each month. Management continues to expect Gibraltar to produce 115 million pounds (+/- 5%) of copper in 2023 on a 100% basis.

*Non-GAAP performance measure. See end of news release

GIBRALTAR OUTLOOK - CONTINUED

The in-pit crusher is now planned to be relocated in Q2 2024. This deferral of the crusher move results in increased mill production in the current year, and allows the timing of the crusher move to align with a maintenance shutdown that is required for the Mill #1 SAG mill.

Strong metal prices combined with our copper hedge protection continues to provide stable operating margins at the Gibraltar mine. Copper prices in the second quarter averaged US$3.84 per pound, compared to the six month year to date average of US$3.95 and the 2022 average of US$3.99 per pound. The Company currently has copper price collar contracts in place that secure a minimum copper price of US$3.75 per pound for 35 million pounds of copper until December 31, 2023.

The Company’s copper concentrate transportation was recently impacted by the strike action of port workers in British Columbia. The work stoppages by the port workers has delayed shipment of concentrate to customers. Now that the strike has been resolved, efforts are underway to move stockpiled concentrate at site to the port using rail and trucking. Given the backlog, concentrate inventory levels at site may not reduce to normal levels until later this year.

ACQUISITION OF ADDITIONAL 12.5% INTEREST IN GIBRALTAR

After March 15, 2023, the financial results of Taseko reflect its 87.5% beneficial interest in the Gibraltar mine.

The Company completed the acquisition of an additional 12.5% interest in the Gibraltar mine from Sojitz on March 15, 2023. Gibraltar is operated through a joint venture which is owned 75% by Taseko and 25% by Cariboo Copper Corporation (“Cariboo”). Under the terms of the agreement, Taseko has acquired Sojitz’s 50% interest in Cariboo and now holds an effective 87.5% interest in the Gibraltar mine. The other 50% of Cariboo is held equally by Dowa Metals & Mining Co., Ltd. (“Dowa”) and Furukawa Co. Ltd. (“Furukawa”).

The acquisition price consists of a minimum amount of $60 million payable over a five-year period and potential contingent payments depending on Gibraltar mine copper revenues and copper prices over the next five years. An initial $10 million has been paid to Sojitz on closing and the remaining minimum amount will be paid in $10 million annual instalments over the next five years. There is no interest payable on the minimum amounts and the amounts payable to Sojitz are secured against shareholder loans owing from Cariboo to Taseko.

The contingent payments are payable annually for five years only if the average LME copper price exceeds US$3.50 per pound in a year. The payments will be calculated by multiplying Gibraltar mine copper revenues by a price factor, which is based on a sliding scale ranging from 0.38% at US$3.50 per pound copper to a maximum of 2.13% at US$5.00 per pound copper or above. Total contingent payments cannot exceed $57 million over the five-year period, limiting the acquisition cost to a maximum of $117 million.

Taseko became a party to the existing Cariboo shareholders agreement with Dowa and Furukawa. There was no change to the offtake contracts established in 2010 and Dowa and Furukawa will continue to receive 30% of Gibraltar’s copper concentrate offtake. There will be no impact to the operation of the Gibraltar Joint Venture.

FLORENCE COPPER

The Company is awaiting the issuance of the final Underground Injection Control (“UIC”) permit from the U.S. Environmental Protection Agency (“EPA”), which is the final permitting step required prior to construction commencing on the commercial production facility. On June 12, 2023, the EPA issued the Programmatic Agreement (“PA”) for signature which is a key step required to finalize the NHPA Section 106 process and precedes issuance of the final UIC permit.

Detailed engineering and design for the commercial production facility is substantially completed and procurement activities are well advanced. The Company has purchased the major processing equipment associated with the SX/EW plant and the equipment has now been delivered to the Florence site. The Company is well positioned to transition into construction once the final UIC permit is received. The Company incurred $27.4 million of capital expenditures at the Florence project in the first half of 2023.

In March 2023, the Company announced the results of recent technical work and updated economics for the Florence Copper project. The Company has filed a new technical report entitled “NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona” dated March 30, 2023 (the “Technical Report”) on SEDAR. The Technical Report was prepared in accordance with NI 43-101 and incorporates updated capital and operating costs for the commercial production facility and refinements made to the operating models, based on the Production Test Facility (“PTF”) results.

The technical work completed by Taseko in recent years has been extensive and has de-risked the project significantly. The PTF operated successfully over an 18-month period and provided a valuable opportunity to test operational controls and strategies which will be applied in future commercial operations. In addition, a more sophisticated leaching model has been developed and calibrated to the PTF wellfield performance. This detailed modeling data, along with updated costing, has been used to update assumptions for the ramp up and operation of the commercial wellfield and processing facility.

Florence Copper Project Highlights:

  Net present value of US$930 million (after-tax at an 8% discount rate)
  Internal rate of return of 47% (after-tax)
  Payback period of 2.6 years
  Operating costs (C1) of US$1.11 per pound of copper
  Annual production capacity of 85 million pounds of LME grade A cathode copper
  22 year mine life
  Total life of mine production of 1.5 billion pounds of copper
  Total estimated initial capital cost of US$232 million remaining
  Long-term copper price of US$3.75 per pound

LONG-TERM GROWTH STRATEGY

Taseko’s strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia.

LONG-TERM GROWTH STRATEGY - CONTINUED

Yellowhead Copper Project

Yellowhead Mining Inc. (“Yellowhead”) has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price based on the Company’s 2020 NI 43-101 technical report. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period. Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is preparing to advance into the environmental assessment process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. The Company is also collecting baseline data and modeling which will be used to support the environmental assessment and permitting of the project.

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot’in Nation, as represented by Tŝilhqot’in National Government, and Taseko entered into a confidential dialogue, with the involvement of the Province of British Columbia, in order to obtain a long-term resolution of the conflict regarding Taseko’s proposed copper-gold mine previously known as New Prosperity, acknowledging Taseko’s commercial interests and the Tŝilhqot’in Nation’s opposition to the project.

This dialogue has been supported by the parties’ agreement, beginning December 2019, to a series of one-year standstills on certain outstanding litigation and regulatory matters relating to Taseko’s tenures and the area in the vicinity of Teẑtan Biny (Fish Lake). The standstill agreement was most recently extended for a fourth one-year term in December 2022, with the goal of providing time and opportunity for the Tŝilhqot’in Nation and Taseko to negotiate a final resolution.

The dialogue process has made tangible progress in the past 12 months but is not complete. In agreeing to extend the standstill through 2023, the Tŝilhqot’in Nation and Taseko acknowledge the constructive nature of discussions to date, and the future opportunity to conclude a long-term and mutually acceptable resolution of the conflict that also makes an important contribution to the goals of reconciliation in Canada.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes. The Company has also initiated lab testwork on flowsheet development to produce niobium oxide from floatation concentrate at Aley to supply the growing market for niobium-based batteries.

ANNUAL ENVIRONMENT, SOCIAL & GOVERNANCE REPORT

On May 25, 2023, the Company published its annual Environment, Social & Governance (“ESG”) Report, titled 360o of Value. The report focuses on the 2022 operational and sustainability performance of Taseko’s foundational asset, the Gibraltar copper mine in British Columbia, and reports on the Company’s enterprise-wide ESG impacts and benefits – including environmental initiatives, social contributions, governance programs and greenhouse gas emissions.

While profitable operations and return on investment are critical drivers for Taseko’s success, the Company also delivers value to its employees and operating communities, business partners, Indigenous Nations and governments. The annual ESG report is an opportunity to showcase the important benefits that the Company generates through its operations, investments and people:

  Well-paid jobs and career opportunities for employees;
  Healthy and safe workplaces that welcome a diversity of people and views;
  Support for vibrant communities and institutions;
  Protection and conservation of important environmental values, such as wildlife, biodiversity, clean air and water;
  Meaningful partnerships with Indigenous people;
  Financial support for important government services and programs; and
  The production of copper and other metals that play such an important role in supporting modern society and enhancing quality of life.

The full report can be viewed and downloaded at tasekomines.com/esg/overview.

The Company will host a telephone conference call and live webcast on Thursday, August 3, 2023 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors.

To join the conference call without operator assistance, you may pre-register at https://emportal.ink/46Kh6Zm to receive an instant automated call back just prior to the start of the conference call. Otherwise, the conference call may be accessed by dialing 888-390-0546 toll free, 416-764-8688 in Canada, or online at tasekomines.com/investors/events.

The conference call will be archived for later playback until August 17, 2023 and can be accessed by dialing 888-203-1112 toll free, 416-764-8677 in Canada, or online at tasekomines.com/investors/events and using the entry code 191584#.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Stuart McDonald

President & CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) – 75% basis (except for Q1 and Q2 2023)	2023 Q2[1]	2023 Q1[1]	2022 Q4	2022 Q3	2022 Q2
Cost of sales	99,854	86,407	73,112	84,204	90,992
Less:
Depletion and amortization	(15,594)	(12,027)	(10,147)	(13,060)	(15,269)
Net change in inventories of finished goods	3,356	(399)	1,462	2,042	(3,653)
Net change in inventories of ore stockpiles	2,724	5,561	18,050	3,050	(3,463)
Transportation costs	(6,966)	(5,104)	(6,671)	(6,316)	(4,370)
Site operating costs	83,374	74,438	75,806	69,920	64,237
Oxide ore stockpile reclassification from capitalized stripping	(3,183)	3,183	-	-	-
Less by-product credits:
Molybdenum, net of treatment costs	(4,018)	(9,208)	(11,022)	(4,122)	(3,023)
Silver, excluding amortization of deferred revenue	(103)	(160)	263	25	36
Site operating costs, net of by-product credits	76,070	68,253	65,047	65,823	61,250
Total copper produced (thousand pounds)	24,640	19,491	20,020	21,238	15,497
Total costs per pound produced	3.09	3.50	3.25	3.10	3.95
Average exchange rate for the period (CAD/USD)	1.34	1.35	1.36	1.31	1.28
Site operating costs, net of by-product credits (US$ per pound)	2.30	2.59	2.39	2.37	3.10
Site operating costs, net of by-product credits	76,070	68,253	65,047	65,823	61,250
Add off-property costs:
Treatment and refining costs	4,986	4,142	3,104	3,302	2,948
Transportation costs	6,966	5,104	6,671	6,316	4,370
Total operating costs	88,022	77,499	74,822	75,441	68,568
Total operating costs (C1) (US$ per pound)	2.66	2.94	2.75	2.72	3.47

1 Q1 and Q2 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company’s Gibraltar mine ownership from 75% to 87.5%.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Total Site Costs

Total site costs are comprised of the site operating costs charged to cost of sales as well as mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture Taseko’s share of the total site operating costs incurred in the quarter at the Gibraltar mine calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) – 75% basis (except for Q1 and Q2 2023)	2023 Q2[1]	2023 Q1[1]	2022 Q4	2022 Q3	2022 Q2
Site operating costs	83,374	74,438	75,806	69,920	64,237
Add:
Capitalized stripping costs	8,832	12,721	3,866	1,121	11,887
Total site costs – Taseko share	92,206	87,159	79,672	71,041	76,124
Total site costs – 100% basis	105,378	112,799	106,230	94,721	101,500

1 Q1 and Q2 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company’s Gibraltar mine ownership from 75% to 87.5%.

Adjusted net income (loss)

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gain/loss;
  Unrealized gain/loss on derivatives; and
  Finance and other non-recurring costs.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

(Cdn$ in thousands, except per share amounts)	2023 Q2	2023 Q1	2022 Q4	2022 Q3
Net income (loss)	9,991	4,439	(2,275)	(23,517)
Unrealized foreign exchange (gain) loss	(10,966)	(950)	(5,279)	28,083
Unrealized (gain) loss on derivatives	(6,470)	2,190	20,137	(72)
Finance and other non-recurring costs	1,714	-	-	-
Estimated tax effect of adjustments	1,355	(591)	(5,437)	19
Adjusted net income (loss)	(4,376)	5,088	7,146	4,513
Adjusted EPS	(0.02)	0.02	0.02	0.02

(Cdn$ in thousands, except per share amounts)	2022 Q2	2022 Q1	2021 Q4	2021 Q3
Net income (loss)	(5,274)	5,095	11,762	22,485
Unrealized foreign exchange (gain) loss	11,621	(4,398)	(1,817)	9,511
Unrealized (gain) loss on derivatives	(30,747)	7,486	4,612	(6,817)
Estimated tax effect of adjustments	8,302	(2,021)	(1,245)	1,841
Adjusted net income (loss)	(16,098)	6,162	13,312	27,020
Adjusted EPS	(0.06)	0.02	0.05	0.10

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers of “high yield” securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on derivatives;
  Amortization of share-based compensation expense; and
  Non-recurring other expenses

(Cdn$ in thousands)	2023 Q2	2023 Q1	2022 Q4	2022 Q3
Net income (loss)	9,991	4,439	(2,275)	(23,517)
Add:
Depletion and amortization	15,594	12,027	10,147	13,060
Finance expense	13,468	12,309	10,135	12,481
Finance income	(757)	(921)	(700)	(650)
Income tax expense	678	3,356	1,222	3,500
Unrealized foreign exchange (gain) loss	(10,966)	(950)	(5,279)	28,083
Unrealized (gain) loss on derivatives	(6,470)	2,190	20,137	(72)
Amortization of share-based compensation expense (recovery)	417	3,609	1,794	1,146
Non-recurring other expenses	263	-	-	-
Adjusted EBITDA	22,218	36,059	35,181	34,031

(Cdn$ in thousands)	2022 Q2	2022 Q1	2021 Q4	2021 Q3
Net income (loss)	(5,274)	5,095	11,762	22,485
Add:
Depletion and amortization	15,269	13,506	16,202	17,011
Finance expense	12,236	12,155	12,072	11,875
Finance income	(282)	(166)	(218)	(201)
Income tax expense	922	1,188	9,300	22,310
Unrealized foreign exchange (gain) loss	11,621	(4,398)	(1,817)	9,511
Unrealized (gain) loss on derivatives	(30,747)	7,486	4,612	(6,817)
Amortization of share-based compensation expense	(2,061)	3,273	1,075	117
Adjusted EBITDA	1,684	38,139	52,988	76,291

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2023	2022	2023	2022
Earnings (loss) from mining operations	12,070	(8,048)	41,182	21,219
Add:
Depletion and amortization	15,594	15,269	27,621	28,775
Earnings from mining operations before depletion and amortization	27,664	7,221	68,803	49,994

Site operating costs per ton milled

The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the Company’s site operations on a tons milled basis.

(Cdn$ in thousands, except per ton milled amounts)	2023 Q2[1]	2023 Q1[1]	2022 Q4	2022 Q3	2022 Q2
Site operating costs (included in cost of sales) – Taseko share	83,374	74,438	75,806	69,920	64,237

Site operating costs (included in cost of sales) – 100% basis	95,285	95,838	101,075	93,226	85,650
Tons milled (thousands)	7,234	7,093	7,282	8,229	7,698
Site operating costs per ton milled	$13.17	$13.54	$13.88	$11.33	$11.13

1 Q1 and Q2 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company’s Gibraltar mine ownership from 75% to 87.5%.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•	uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•	changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•	the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.